

April 23, 2009

Mr. Ronald D. Mogel
Senior Vice President and Chief Financial Officer
OMNI Energy Services Corp.
4500 NE Evangeline Thwy.
Carencro, LA 70520

      Re: OMNI Energy Services Corp.
              Preliminary Schedule 14A Filed April 15, 2009
              File No. 0-23383

Dear Mr. Mogel:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A Filed April 15, 2009

Proposal No. 3, page 36

1.   We note that Proposal No. 3 is described as a proposal "to <u>ratify</u> the Company's <u>ability</u> to replace and reprice options issued under the Seventh Amended and Restated OMNI Energy Services Corp. Stock Incentive Plan [emphasis added]." However, various statements in the Proposal indicate that it may be an advisory vote by shareholders. For example, you state on page 37 that "[r]egardless of whether this Proposal No. 3 is ratified by shareholders, the Compensation Committee will continue to have sole discretion to implement the Replacement

Program and to determine which currently outstanding stock options are eligible for the Replacement Program." On page 38, you state that "even if the Company's shareholders vote on an advisory basis against this Proposal No. 3, the Board and the Compensation Committee may, in its discretion, nevertheless determine that the Replacement Program is in the best interests of the Company and its shareholders." Please revise to clarify whether Proposal No. 3 is an advisory vote.

2.   In this regard, we note that the Board and the Compensation Committee may determine to go forward even if the majority of votes are cast in opposition to this proposal. Explain, then, why you are presenting this proposal. Clarify why you believe that submitting this proposal "would be prudent and a good corporate practice." Finally, indicate whether a shareholder failing to vote against the proposal would later be estopped from filing a legal claim for relief regarding the Replacement Program.

The Replacement Program, page 37

3.   We note your statements to the effect that the New Stock Options are intended to have a value equal to or less than the value of the Subject Options, and we note your reference to the use of a Black-Scholes option pricing model. Please enhance your disclosure to provide more detail about the valuation of the Subject Options and the New Stock Options, including a discussion of the assumptions to be used with regard to the valuation of the Subject Options and the New Stock Options.

Explain, or demonstrate, in more detail how the New Stock Options would be of equivalent value.

Other Considerations, page 37

4.   Explain the extent of consideration that you gave the positions advanced by shareholder advocacy groups, given that you are going forward with this proposal.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson, Attorney-Advisor, at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: N. Gholson
       Via facsimile: Michelle Earley, Esq. – Locke Lord Bissell & Liddell LLP
                       (512) 391-4818